manatt manatt | phelps | phillips

August 12, 2011

VIA FACSIMILE AND EDGAR

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Patient Safety Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 30, 2011 Registration No. 333-174085

Dear Ms. Ravitz:

On behalf of Patient Safety Technologies, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-174085) (the “Registration Statement”), originally filed by the Company on May 10, 2011 and amended by Amendment No. 1 on June 30, 2011.

We are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Brian E. Stewart of the Company, dated July 15, 2011 (the “Commission’s Letter”).  For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

Cover Page

1.
We note your response to prior comment 1; however, we are unable to agree that there is an established market for purposes of compliance with Item 501(b)(3) of Regulation S-K and Schedule A given the circumstances presented. Please revise to disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your prospectus summary, selling shareholders and plan of distribution sections accordingly.

695 Town Center Drive, 14th Floor, Costa Mesa, California  92626-1924   Telephone:  714.371.2500  Fax:  714.371.2550
Albany  |  Los Angeles  |  New York  |  Orange County  |  Palo Alto  |  Sacramento  |  San Francisco  |  Washington, D.C.

manatt manatt | phelps | phillips

Ms. Amanda Ravitz
August 12, 2011

RESPONSE: Following discussions with the Staff, the Company’s common stock was added by FINRA for quotation on the OTC Bulletin Board effective as of August 10, 2011.

As discussed with the Staff, the Company’s common stock had previously been quoted on the OTC Bulletin Board until March 1, 2011 when market-makers transferred the quotation to the OTC QB market.  Because the Company’s common stock is now again quoted on the OTC Bulletin Board, we have revised the disclosure in Amendment No. 2 to reference the quotation on the OTC Bulletin Board and have not included the language in the Staff’s comment that any sales by selling shareholders shall be made at a fixed price until quoted on the OTC Bulletin Board.

Exhibit 5.1

2.	Please confirm that the date of the opinion will be the effective date of the registration statement given the date restriction in the fifth paragraph of the opinion you filed.

RESPONSE:  A revised Exhibit 5.1 opinion has been filed with Amendment No. 2.  We have amended the fifth paragraph of such opinion to remove the language that previously appeared as the second sentence of such paragraph.

3.
Investors are entitled to rely on the opinion that you file pursuant to Regulation S-K Item 601(b)(5). The first sentence of the penultimate paragraph of the opinion you filed implies to the contrary. Please obtain a revised opinion that removes such limitation.

RESPONSE:  A revised Exhibit 5.1 opinion has been filed with Amendment No. 2.  We have deleted the paragraph that previously appeared as the penultimate paragraph of such opinion.

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manatt manatt | phelps | phillips

Ms. Amanda Ravitz
August 12, 2011

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 2 to the Registration Statement.  If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-371-2500.

Very truly yours, /s/ Matthew O’Loughlin Matthew O’Loughlin

cc:	Tom Jones, Division of Corporation Finance Mary Beth Breslin, Division of Corporation Finance Brian Stewart David Dreyer Ben D. Orlanski, Esq.